FILE NO. 70-9697




                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               AMENDMENT NO. 5
                                     TO
                                  FORM U-1
                     APPLICATION/DECLARATION UNDER THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              WITH RESPECT TO THE ISSUANCE OF RATE REDUCTION BONDS
                             AND RELATED TRANSACTIONS

                    The Connecticut Light and Power Company
                               107 Selden Street
                               Berlin, CT 06037

                    Western Massachusetts Electric Company
                             174 Brush Hill Avenue
                           West Springfield, MA 01090

                    Public Service Company of New Hampshire
                                  1000 Elm Street
                               Manchester, NH 03101
                 (Names of companies filing this statement and
                    addresses of principal executive offices)

                                NORTHEAST UTILITIES
                     (Name of top registered holding company)

                                  Cheryl W. Grise
                Senior Vice President, Secretary and General Counsel
                         Northeast Utilities Service Company
                                 107 Selden Street
                                 Berlin, CT 06037
                      (Name and address of agent for service)

    The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.                  Randy A. Shoop
Assistant General Counsel                Assistant Treasurer - Finance
Northeast Utilities Service Company      Northeast Utilities Service Company
P.O. Box 270                             P.O. Box 270
Hartford, CT 06141-0270                  Hartford, CT 06141-0270

                            Richard J. Wasserman, Esq.
                            Day, Berry & Howard LLP
                                  CityPlace I
                            Hartford, CT 06103-3499



The application/declaration, as amended, in this file is amended and restated as follows:

                   I.  DESCRIPTION OF PROPOSED TRANSACTIONS

                                 A.  Introduction

1. The Connecticut Light and Power Company ("CL&P"), Western Massachusetts Electric Company ("WMECO"), and Public Service Company of New Hampshire ("PSNH" and, together with CL&P and WMECO, each a "Utility" and collectively the "Utilities"), each an electric utility subsidiary of Northeast Utilities ("NU"), a public holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby submit this application/ declaration (this "Application") pursuant to Sections 6(a), 7, 9(a), 10, 12(f), 12(g) and 13(b) of the Act and Rules 90 and 91 thereunder with respect to the following proposed transactions: (a) the formation of several new subsidiaries, which are expected to be limited liability companies (each a special purpose entity, or "SPE"); (b) the acquisition by each Utility of the equity interests in one or more SPEs; (c) the issuance by the SPEs of "electric rate reduction bonds" or "rate reduction bonds" ("RRBs") or other related debt instruments and the sale of such RRBs or other instruments either to investors or to a special purpose trust created by one or more agencies of the relevant state; and (d) the entry by each of the Utilities into servicing agreements and administration agreements with the SPEs. The Utilities further request that the Securities and Exchange Commission (the "Commission") grant such other authorizations as may be necessary in connection with the transactions described herein. As described in greater detail herein, the authorizations sought relate to the issuance of RRBs in stranded cost securitization transactions in connection with electric utility restructuring in Connecticut, Massachusetts, and New Hampshire. The Commission has recently authorized similar rate reduction bond transactions. See West Penn Power Company, HCAR No. 27091 (October 19, 1999); Central and South West Corporation, HCAR No. 27168 (April 20, 2000).

2. In a previous proceeding under the Act - see Northeast Utilities, et al., Application/Declaration on Form U-1, as amended, File No. 70-9541 (the "Use of Proceeds Filing"), granted and permitted to become effective in HCAR No. 27147 (March 7, 2000) (the "Use of Proceeds Order") - the Utilities sought and were granted authorization related to the use of proceeds from various restructuring transactions, including the issuance of the RRBs described herein. The authorizations sought in the Use of Proceeds Filing - and granted by the Commission in the Use of Proceeds Order - related to the capital restructuring of the NU system in connection with electric utility restructuring in Connecticut, Massachusetts, and New Hampshire and the related required asset divestitures and the issuance of RRBs in such states. As described in the Use of Proceeds Filing and in paragraphs 15 and 16 below, the Utilities will use the proceeds of such divestitures and issuances of RRBs, among other things, to reduce and adjust their capital structures by retiring outstanding debt, preferred stock and common equity, and to buy down existing power purchase agreements with independent power producers.

                                B.  Background

3. The states in which CL&P, WMECO, and PSNH operate - Connecticut, Massachusetts, and New Hampshire, respectively - have enacted legislation that restructures the electric industries in such states by introducing retail competition in electricity generation. (1) The new laws allow customers to choose their electric suppliers. Accordingly, energy prices will be based on competitive market forces rather than being set by the appropriate regulatory commission. The transmission and distribution of electricity will continue to be provided by the local utilities at regulated rates. The restructuring statutes also require electric utilities to institute rate reductions in amounts that vary from state to state. More detailed accounts of the restructuring of the electric industries in Connecticut, Massachusetts, and New Hampshire are contained in the Use of Proceeds Filing.

     (1) An Act Concerning Electric Restructuring, 1998 Conn. Acts. 98-28 (Reg. Sess.); The Massachusetts Electric Industry Restructuring Act, 1997 Mass. Acts 164; N.H. Rev. Stat. Ann. ("RSA") 374-F.

         In New Hampshire, the enactment of RSA 374-F was followed by several governmental actions relating to electric industry restructuring, including:
(1) the initiation by the New Hampshire Public Utilities Commission (the "NHPUC") of Docket No. DR 96-150, an administrative proceeding to consider restructuring; (2) the issuance by the NHPUC on February 28, 1997 of a restructuring order in Docket No. DR 96-150; (3) the enactment in 1999 of 1999 N.H. Laws 289, including RSA 369-A, which made certain changes to the law regarding implementation of restructuring and authorized the NHPUC to consider whether implementation of securitization will result in benefits to customers and to issue an order approving securitization, subject to the enactment of future enabling legislation; (4) the execution and delivery by the Governor of New Hampshire, the Staff of the NHPUC, the Company, and certain other parties of an Agreement to Settle PSNH Restructuring dated
August 2, 1999 (the "Settlement Agreement"), which is designed to, among other things, to provide resolution to all major issues pertaining to PSNH in Docket No. DR 96-150 and to result in the restructuring of PSNH in compliance with the objectives of the legislature and the NHPUC; (5) following the execution and delivery of the Settlement Agreement, the initiation by the NHPUC of Docket No. DE 99-099, an administrative proceeding to consider the Settlement Agreement, including the securitization proposal contained therein;
(6) the issuance by the NHPUC on April 19, 2000 of an order in Docket No.
DE 99-099 (Order No. 23,443) approving, with modifications and conditions, the Settlement Agreement (the "Settlement Order"); (7) the enactment in
2000 of 2000 N.H. Laws 249, which, among other things, includes securitization enabling legislation, RSA 369-B; and (8) the execution and delivery by the parties to the Settlement Agreement of a conformed Settlement Agreement dated August 2, 1999 and conformed as of June 23, 2000 (the "Conformed Settlement Agreement"), to reflect changes and corrections made during hearings before the NHPUC in Docket No. DE 99-099, the requirements of 2000 N.H. Laws 249, and the Settlement Order.

4. Prior to restructuring, electric utilities had monopolies to provide retail electric service within their service areas, with rates for retail sales of electricity established through the regulatory process. This generally enabled electric utilities to recover energy costs, costs of operations, depreciation attributable to capital costs, taxes, and a reasonable return on capital investment through its rates. Electric utilities were often required by the states in which they operate to construct generation facilities and enter into long-term contracts to buy power from non-utility generators.
In a regulated market, electric utilities could expect to recover these and other prudently incurred costs through rate setting procedures.

5. In light of the transition to the new competitive environment, electric utilities will have certain "stranded costs" - i.e., costs that would have been recoverable in a regulated environment but are not expected to be recoverable as a result of the introduction of competition in the generation market. Such stranded costs may include previously incurred costs associated with generation facilities that have market values below their book value, costs associated with contracts to purchase electricity at above-market prices, and other external costs. To facilitate the transition, the restructuring statutes contain provisions which permit electric utilities to recover some or all of these costs through the collection from consumers of electricity located within the service area of the electric utility of a non-bypassable special charge (the "Transition Charge") (2) that is based on the amount of electricity purchased by consumers, regardless of whether such consumer continues to purchase electricity from that electric utility.

     (2) Connecticut, Massachusetts, and New Hampshire use different terms to refer to analogous securitization-related concepts. Generic, non-state-specific defined terms are used throughout this Application to refer to such concepts.

6. The restructuring statutes in Connecticut, Massachusetts, and New Hampshire each provide for the use of securitization to facilitate utility
restructurings.(3)   Under these securitization provisions (with respect to
each state, the "Securitization Act" and, collectively, the "Securitization Acts"), electric utilities may petition the state public utilities commission for an order authorizing and setting forth the details of the securitization
transaction (such order, a "Financing Order").(4)   Generally, the use of
securitization produces an immediate reduction in electric utilities' revenue requirements by replacing higher cost capital with lower cost RRBs, thereby helping to achieve the overall rate reduction envisioned by electric industry
restructuring.(5)   Thus, securitization is an important component of electric industry restructuring which allows utilities and regulators to work collaboratively to reduce customer rates and speed the introduction of competition.

     (3) See 1998 Conn. Acts. 98-28 (Reg. Sess.), Section 8-14, codified at Conn. Gen. Stat. Sections 16-245e to 16-245k; 1997 Mass. Acts 164, Section 193, codified at M.G.L. c. 164, Section 1G-1H; RSA 369-B.

         Securitization is the financing of a specific asset or pool of assets, through the issuance of securities, frequently referred to as "asset-backed securities" ("ABS"). For debt service and repayment of principal, these securities rely solely on the revenue stream underlying the asset or pool of assets, and as a result, their ratings are dependent upon the predictability or volatility of that associated cash flow. The structure of a typical ABS transaction is based on the underlying assets and the expected cash flows to be generated by those assets. In general, the original owner of the underlying asset sells the asset to a special-purpose financing entity. That entity then issues securities (directly or indirectly), for which the primary source of payment of principal and interest is the cash flow generated by the underlying asset that was sold.

     (4) See infra note 6 and accompanying text.

     (5) See paragraph 15 below.

7. The Securitization Acts each contain several important characteristics that are necessary in order for any securities issued as part of a securitization transaction to achieve investment grade ratings. These include the following:

o A portion of the Transition Charge may be securitized (such portion, the "RRB Charge"). The right of the utility to collect the RRB Charge is irrevocable, pursuant to a pledge by the relevant state (as discussed in more detail below), and the charge itself is non-bypassable to customers of the utility regardless of such customers' source of electric power.

o The right to collect the RRB Charge is established as a separate property right (the "RRB Property") that includes all right, title, and interest in and to all revenues, collections, claims, payments, money, or proceeds of or arising from the RRB Charge.

o The RRB Property may be transferred by the electric utility to an SPE in a transaction that is treated as a true sale for bankruptcy purposes. As such, if the electric utility were to become the subject of a bankruptcy proceeding, the RRB Property would not be part of the electric utility's bankruptcy estate and therefore would not be subject to the claims of the electric utility's creditors.

o The electric utility is authorized to cause the issuance and sale of RRBs. The RRB Property is the principal asset underlying the RRBs.

o Any Financing Order issued must include a procedure for the periodic adjustment of RRB Charges. This true-up mechanism serves to reconcile the actual RRB Charges collected against the RRB Charges expected to have been collected. This true-up mechanism, however, does not involve any recourse to the electric utility.

o The state pledges and agrees that neither it nor any agency thereof will alter, amend, reduce or impair the Transition Charge, the RRB Charge, the RRB Property or the Financing Order and all rights thereunder, until RRBs and any interest, fees and expenses associated therewith are fully discharged, unless adequate provision is made for the protection of the owners of the RRB Property and holders of RRBs.

               C. The Structure of the Proposed Transactions

8. In accordance with the legislative requirements described above, the Utilities each intend to use securitization as a means of recovering a portion of the stranded costs incurred as a result of electric industry restructuring in Connecticut, Massachusetts, and New Hampshire. In connection therewith, the Utilities have each applied for a Financing Order from the appropriate state
public utilities commission.(6)   The structure of the transactions for each
Utility will be substantially similar and will generally follow one of two formats. The first format (the "One Security Format") is set forth below. Because of the similarities to the One Security Format, the alternative format (the "Two Securities Format") will be described below, but only to the extent that it differs from the One Security Format.

     (6) CL&P filed its application for a Financing Order with the Connecticut Department of Public Utility Control (the "CDPUC") on May 31, 2000. The CDPUC issued a Financing Order on November 8, 2000 and supplemented such Financing Order on December 12, 2000. A copy of CL&P's application is attached hereto as Exhibit D 1.1, a copy of the CDPUC's Financing Order is attached hereto as Exhibit D 1.2, and a copy of such supplement is attached hereto as Exhibit
D 1.3. WMECO filed its petition for a Financing Order with the Massachusetts Department of Telecommunications and Energy (the "MDTE") on April 18, 2000.
A copy of WMECO's petition is attached hereto as Exhibit D 2.1. WMECO has not yet received a Financing Order from the MDTE. As part of the Settlement Agreement proceedings before the NHPUC, see supra note 1, PSNH petitioned the NHPUC for a Financing Order, and the NHPUC issued a Financing Order on September 8, 2000. Copies of the Settlement Agreement, which was filed with the NHPUC on August 2, 1999, and of the Conformed Settlement Agreement and PSNH's Motion to the NHPUC for Findings of Fact and for Issuance of Finance Order, each of which was filed with the NHPUC on June 23, 2000, are attached hereto as Exhibits D 3.1, D 3.1.1, and D 3.1.2, respectively. A copy of the NHPUC's Financing Order is attached hereto as Exhibit D 3.2.2.

(i)  The One Security Format

     (a) Formation and Capitalization of the SPE

9. The Utility will cause the organization of one or more bankruptcy remote, wholly-owned SPEs, each of which is expected to be a Delaware limited liability
company authorized to acquire RRB Property and to issue RRBs.(7)   The utility
will contribute as equity to the SPE cash equal to at least 0.50% of the initial principal balance of RRBs issued with respect to such SPE (the "Capital Amount"). This capitalization is required in order that the Utility may treat the RRB issuance by the SPE as debt for tax purposes. The SPE will invest the equity in financial instruments that are issued by parties unaffiliated with the Utility and that can be readily converted to cash. Investment earnings on the Capital Amount, to the extent not used to satisfy the RRBs, will be paid to the Utility periodically. The Capital Amount and any investment earnings thereon, to the extent not used to satisfy the RRBs, will be returned to the Utility after the RRBs are paid in full.

     (7) Each Utility must obtain approval from the appropriate state public utilities commission prior to consummating the proposed transactions. See supra note 6 and accompanying text. However, organization, alone, of one or more SPEs does not require prior state approval

10. It is anticipated that the SPE will enter into an administration agreement (the "Administration Agreement") with the Utility, pursuant to which the Utility shall perform administrative services and provide facilities for the SPE to ensure that it is able to perform such day-to-day operations as are necessary to maintain its existence and perform its obligations under the securitization transaction documents. Under the Administration Agreement, the Utility will be entitled to receive an administration fee for its provision of such services and facilities. In order to support the SPE's status as a bankruptcy remote entity, separate and apart from the Utility, and to satisfy related rating agency and legal opinion requirements, the administration fee must be comparable to one negotiated in a market-based, arm's-length transaction - i.e., reasonable and sufficient for a similar, unaffiliated entity providing such services and facilities. Although this fee is expected to approximate each Utility's estimate of the actual cost of providing these services and facilities,(8) the Utilities cannot be certain that this fee will meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and
91 thereunder.(9)   Accordingly, the Utilities request an exemption from these requirements.

     (8) The annual administration fee applicable to each Utility's proposed RRB transaction shall not exceed $75,000.

     (9) Generally, Rule 91 requires "a fair and equitable allocation of expenses" and allows "reasonable compensation for necessary capital procured."

(b) Sale of RRB Property

11. The Utility will sell the RRB Property to an SPE for an amount equal to the issue price of the RRBs less any transaction costs paid by the SPE from the proceeds of the RRBs. As provided for in the Securitization Acts, it is expected that the transfer will constitute a true sale for bankruptcy and commercial law purposes. Although the Utility will collect the billed RRB Charge as servicer for the RRBs,(10) for legal purposes, the RRB Property will remain isolated from the Utility's revenues and assets. Isolating the RRB Property in this manner is intended to improve the likelihood that the RRBs will receive the highest possible credit rating.

     (10) See paragraph 18 below.

(c) Issuance of RRBs

12. Pursuant to the Securitization Acts, the SPE will issue RRBs, which in turn will be sold to investors. The following principal amount of RRBs will be issued on behalf of each Utility on or before August 31, 2005:

    CL&P              not to exceed $1.489 billion
    WMECO             not to exceed $303 million
    PSNH              not to exceed $670 million

As set forth in paragraph 47 below, the Utilities respectfully request the Commission's approval to consummate, on or prior to August 31, 2005, all transactions described in this Application. The "not to exceed" principal amount set forth above for PSNH is the "not to exceed" principal amount approved in the Financing Order issued by the NHPUC. See supra note 6 and Exhibit D 3.2.2 attached hereto. The "not to exceed" principal amounts set forth above for CL&P and WMECO are consistent with the authorizations sought by CL&P and WMECO in the Use of Proceeds Filing and granted by the Commission in the Use of Proceeds Order. See supra note 6. The Financing Order issued by the CDPUC authorizes CL&P to cause the issuance of RRBs in a principal amount not to exceed $1.551 billion, which is greater than the authorization granted by the Commission in the Use of Proceeds Order.
See Exhibit D 1.2 attached hereto. CL&P intends to seek additional authorization from the Commission to cause the issuance of an additional principal amount representing this excess. Accordingly, the Utilities hereby respectfully request the issuance of an order by the Commission approving the proposed transactions in the amounts set forth above for CL&P and PSNH and reserving jurisdiction over the proposed transaction for WMECO.

13. The RRBs will be in the form of promissory notes of the SPE. The RRBs will be nonrecourse to the Utility but will be secured by the assets of the SPE, including (i) the RRB Property (including by a statutory lien on the RRB Property as provided by the Securitization Acts), (ii) the accounts maintained by the SPE for payments on the RRBs (together the "Collection Account"), (iii) all amounts or investment property on deposit in or credited to the Collection Account from time to time, (iv) all other property of whatever kind (other than certain amounts owing to certain service providers) owned from time to time by the SPE, and (v) all rights of the SPE in and to the transaction documents, such as (a) the purchase agreement by which the SPE acquires the RRB Property and (b) the servicing agreement (the "Servicing Agreement") by which the Utility or any successor thereto acts as servicer (the "Servicer") for the RRB Property.(11) The RRBs will not be subordinated to the claims of any creditors or the equity owner of the SPE, other than for payments of trustee, servicing, and administrative fees.

     (11) See paragraph 18 below.

14. The RRBs will be issued in one or more series. Each series of RRBs may be offered in one or more classes, each expected to have a different principal amount, term, interest rate, and amortization schedule. Each Utility expects that the weighted average all-in cost of the RRBs issued on its behalf will not exceed the applicable U.S. Treasury bond benchmark security plus 300 basis points. The Utilities also expect that the RRBs will have legal maturities not longer than 15 years and that the longest-term RRBs will have scheduled maturities that are at least 6 months earlier, as necessary to meet the rating agencies' triple-A rating standards.(12) Other terms and characteristics of the RRBs will be determined at the time of issuance based on then-current market conditions. The SPE may enter into swap agreements or other hedging arrangements solely to permit the issuance of variable rate RRBs. The cost of any such agreements or arrangements will be included in the weighted average all-in cost calculation referred to above.

     (12) Legal maturity is the date on which nonpayment constitutes a default. Scheduled maturity is the date on which the final principal payment is expected to be made.

          The Utilities expect the Financing Orders to include guidance with respect to RRB maturities. The Securitization Acts also include such guidance. See Conn. Gen. Stat. Section 16-245j(c)(6); M.G.L. c. 164,
Section 1H(b)(4)(vi); RSA 369-B:5, VIII.

15. The SPE will transfer to the Utility, as consideration for the transfer of the RRB Property to the SPE, the proceeds from the issuance of the RRBs, net of its transaction expenses. Under the restructuring statutes, the proceeds from the issuances of RRBs are required to be used to reduce customer costs by reducing capitalization and, hence, the Utilities' revenue requirements. In order to achieve these cost savings, the Utilities must reduce their debt, preferred and common equity capitalizations to reflect the fact that they are smaller corporate entities. The proceeds of restructuring transactions (including the RRB transactions) are expected to provide the Utilities with the funds to achieve this capitalization reduction.(13)

     (13) See paragraph 2 above and the Use of Proceeds Filing.

16. The Utilities will apply the net proceeds of the restructuring transactions (including the RRB transactions), among other things, to retire outstanding debt and preferred stock, to buy down existing power purchase agreements with independent power producers and to reduce their capitalizations. The buy-down of power purchase contracts and the retirement of debt and preferred stock can be accomplished without Commission authorization. In order to effectively reduce their capitalizations, the Utilities previously sought Commission authorization to use all or a portion of the proceeds from the restructuring transactions (including the RRB transactions) either (i) to pay dividends to NU, (ii) to buy back a portion of their outstanding common stock owned by NU or (iii) to effect common equity capital reductions through a combination of dividends and stock repurchases. Since the receipt of restructuring proceeds (including RRB proceeds) does not result in net income giving rise to earned surplus to the Utilities, the Act and the regulations thereunder require Commission authorization for the use of such proceeds for the payment of dividends or the repurchase of stock, in the full amount required to decapitalize the Utilities. In addition, Commission authorization is required for the repurchase by the Utilities of their stock from NU, an affiliate of the Utilities. As previously indicated, the Commission granted the authorizations described in this paragraph 16 in the Use of Proceeds Order.(14)

     (14) See paragraph 2 above, the Use of Proceeds Filing and the Use of Proceeds Order.

17. The addition of securitization debt to the balance sheets of the Utilities on a pro forma (15) basis will cause each Utility (and NU on a consolidated basis) to fall below the Commission's benchmark 30% common equity-to-total capitalization ratio. However, the ratings of the respective senior debt securities of each Utility will be unaffected or will be improved by the issuance of the RRBs, which are not considered obligations of the Utilities by the ratings agencies. The Utilities presently anticipate that all such debt will have been amortized by no later than twelve years after the respective date when the maximum principal amount of RRBs has been issued on such Utility's behalf. Thus, each Utility's common equity ratio will exceed 30% by no later than the end of such twelve-year period. In all likelihood, a sufficient amount of securitization debt will be amortized prior to the end of such twelve-year period to restore each Utility's common equity ratio to over 30% prior to that date, but at this point the terms of such debt are not known so an earlier date cannot be reliably predicted.(16)

     (15) The SPE and the holders of the RRBs will expressly agree under the terms of the applicable transaction documents to treat the RRBs as debt of the SPE for all purposes. However, for each Utility's financial reporting purposes, the RRBs will be treated as debt of such Utility.

     (16) As described in the Use of Proceeds Filing, and subject to the assumptions set forth therein, (i) the common equity ratio will reach 30% in the ninth year in the case of CL&P and in the tenth year in the case of WMECO and PSNH and (ii) each Utility's common equity ratio will be over 30% by the end of the twelfth year. See Use of Proceeds Filing.

(d) Servicing the RRBs

18. Through the transfer of the RRB Property to the SPE, the SPE will obtain the right and the obligation to assess and collect the RRB Charge. On behalf of the SPE, the Utility will act initially as the Servicer for the RRB Property and will be responsible for calculating, billing, collecting, and remitting the RRB Charge from all present and future customers that are obligated to pay such charge. Therefore, the Utility will carry out billing and collection activities both as Servicer with respect to the RRB Charge and as principal with respect to its own charges to be paid by such customers. The Utility can be replaced as Servicer only if it fails to perform its obligation under the Servicing Agreement satisfactorily, and it can resign only in limited circumstances.

19. As Servicer, the Utility will bill and collect the RRB Charge and retain all books and records regarding the RRB Charge, subject to the right of the SPE to inspect those records. The Utility, or any successor Servicer, will periodically remit (as frequently as required by the rating agencies and in all events within one calendar month of collection) the billed and collected RRB Charge to the trustee appointed under an indenture in connection with the issuance of the RRBs (the "RRB Trustee"). To the extent that estimation of such collections is required, the Utility will design a methodology that will be satisfactory to the rating agencies, and that will approximate most closely actual collections. The monies deposited with the RRB Trustee will be held in the Collection Account.

20. As initial Servicer, the Utility will be entitled to receive a servicing fee for its servicing activities and reimbursement for certain of its expenses in the manner set forth in the Servicing Agreement. In order to support the SPE's status as a bankruptcy remote entity, separate and apart from the Utility, and to satisfy related rating agency and legal opinion requirements, the servicing fee must be comparable to one negotiated in a market-based, arm's-length transaction - i.e., reasonable and sufficient for a similar, unaffiliated entity providing similar services. Although this fee is expected to approximate each Utility's estimate of the actual cost of providing these services,(17) the Utilities cannot be certain that this fee will meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder.(18) Accordingly, the Utilities request an exemption from these requirements. See Central and South West Corporation, HCAR No. 27168
(April 20, 2000).

     (17) The annual servicing fee applicable to CL&P's and WMECO's proposed RRB transactions shall equal approximately 0.05% of the initial principal balance of RRBs. The annual servicing fee applicable to PSNH's proposed RRB transaction shall equal approximately 0.25% of the outstanding principal balance of RRBs.

          The servicing fee paid to the Utility will be lower than the servicing fee paid to a successor Servicer that does not concurrently bill the RRB Charge with charges for other services due to the fact that the successor Servicer would not otherwise be sending bills to and making collections from customers, and therefore the cost to that successor Servicer associated with servicing the RRB Charge and the RRBs is higher.

     (18) See supra note 9.

21. The RRB Charge will be established at a level (or at different levels during specified periods over the life of RRBs) intended to (i) provide for the full recovery of payments of interest and principal on RRBs, in accordance with the expected amortization schedule determined at the time of offering,
(ii) provide credit enhancement, including any liquidity reserves and an amount for overcollateralization (the "Overcollateralization Amount"), and (iii) provide for any related fees, costs and expenses - based upon assumptions including sales forecasts, charge-offs, and lags between RRB Charge billing and collection by the Servicer.

22. The Overcollateralization Amount will eventually reach at least 0.50% of the initial principal amount of the RRBs, and will be collected ratably over the expected term of the RRBs. The Utility has been advised that the Overcollateralization Amount is necessary for the RRBs to receive the highest possible credit rating.

23. As a result of the Overcollateralization Amount, the Utility expects to receive RRB Charge collections in excess of the total amount that will be paid on the RRBs plus the fees and expenses that will be paid by the SPE.
After the date of the final payment of principal and interest on the RRBs, this excess will be applied as a credit to the Transition Charge or the Utility's other rates and charges that would otherwise be charged to the Utility's customers.

24. The level of the RRB Charge may differ during the term of the RRBs due to several factors, including changes in the principal balance of the RRBs, changes in the weighted average interest rate of RRBs as the relative principal balance outstanding changes, the impact of the variability of energy sales and customer movements in and out of the service territory, and changes in ongoing fees, costs, and expenses of the RRBs. In addition, the amount of the RRB Charge remitted relative to the amount billed will likely vary due to several factors, including changes in customer payment and charge-off patterns.

(e) Credit Enhancement

25. In order to minimize the impact of variability in the remittance of the RRB Charge on the payment of principal, interest, fees, costs and expenses on RRBs, the Financing Order is expected to provide for the RRB Charge to be adjusted by a true-up mechanism at least annually to keep actual principal amortization in line with the expected amortization schedule. By means of this true-up mechanism, on at least an annual basis, the Utility, as Servicer (or any successor Servicer) on behalf of the SPE, will file the revised RRB Charge with the public utilities commission, which will become effective shortly thereafter.

26. Upon issuance of the initial series of RRBs, the SPE will establish the Collection Account, which will consist of at least four subaccounts: a general subaccount (the "General Subaccount"), a reserve subaccount (the "Reserve Subaccount"), a subaccount for the Overcollateralization Amount (the "Overcollateralization Subaccount"), and a subaccount for the Capital Amount (the "Capital Subaccount"). Additional subaccounts may be established in respect of additional credit enhancements or as necessitated for convenience by the transaction documents. These accounts will be maintained and administered in trust by the RRB Trustee.

27. The billed and collected RRB Charge will be remitted to the Collection Account. Amounts in the Collection Account will be used to pay the fees of the RRB Trustee, fees to the Servicer, administrative costs, operating expenses of the SPE, accrued but unpaid interest on all classes of the RRBs, and principal (to the extent scheduled) on the outstanding RRBs. Any remaining billed and collected RRB Charge will be allocated to the Capital Subaccount
(to the extent that the Capital Subaccount is below the required capital level), the Overcollateralization Subaccount (to the extent scheduled), and then to the Reserve Subaccount.

28. If the billed and collected RRB Charge in any period is insufficient to satisfy the SPE's payment obligations on the RRBs, then amounts in the Reserve Subaccount, the accumulated Overcollateralization Amount, and Capital Amount will be used (in that order) to satisfy scheduled principal and interest payments. To the extent that the Overcollateralization Amount or the Capital Amount is used to satisfy principal and interest payments on the RRBs, the RRB Charge will be adjusted in the future to restore those amounts.

29. Investment earnings on amounts in the Collection Account also may be used to satisfy scheduled interest and principal payments on RRBs and to restore the Capital Amount and the scheduled Overcollateralization Amount. Except for earnings on the Capital Subaccount, any excess earnings will be remitted to the SPE and, after the last scheduled date for the payment of accrued interest and principal on the bonds, will be distributed to the Utility for the benefit of its customers. As indicated above, investment earnings on amounts in the Capital Subaccount, to the extent not used to satisfy the RRBs, will be paid to the Utility periodically. As also indicated above, amounts in the Capital Subaccount and any investment earnings thereon, to the extent not used to satisfy the RRBs, will be returned to the Utility after the RRBs are paid in full.

30. Other forms of credit enhancement customary for securitization transactions also might be used, such as a liquidity reserve, debt service reserve fund, bank letter of credit, or surety bond or similar insurance policy. If determined to be cost-effective, these forms of credit enhancement will be implemented at the time of bond pricing and the related cost will be recovered through the RRB Charge. The cost of any such credit enhancement will be included in the weighted average all-in cost calculation referred to in paragraph 14 above.

(f) Defaults

31. The RRBs will provide for the following events of default: (i) a default in the payment of accrued interest on any class of RRBs (after a specified grace period); (ii) a default in the payment of outstanding principal as of the legal maturity date; (iii) a default in payment of the redemption price following a call as of the redemption date; (iv) certain breaches of covenants, representations or warranties by the SPE in the indenture under which the RRBs are issued; and (v) certain events of bankruptcy, insolvency, receivership or liquidation of the SPE.

32. In the event of a payment default on the RRBs, the RRB Trustee or holders of a majority in principal amount of all series then outstanding may declare the principal of all classes of the RRBs to be immediately due and payable. If all classes of the RRBs have been declared to be due and payable following an event of default, the RRB Trustee may, in its discretion, either sell the RRB Property or allow the SPE to maintain possession of the RRB Property and continue to apply receipts of the RRB Charge as if there had been no declaration of acceleration.

(ii)  Two Securities Format

33. The alternative format that one or more of the Utilities might follow with respect to the proposed transactions is the same as the One Security Format in all material respects, except as described in this paragraph 33 and in paragraphs 34, 35, and 36 below. Under the Two Securities Format, instead of issuing RRBs to investors, the SPE will issue promissory notes (the "SPE Debt Securities") to a governmentally-sponsored trust established by one or more agencies of the state in which the Utility operates (the "Trust"). Under the Two Securities Format, the SPE Debt Securities will be secured by the RRB Property and all of the other assets of the SPE - i.e., in the same manner that the RRBs would be secured under the One Security Format. Overall, the characteristics of the SPE Debt Securities under the Two Securities Format will be the same as those described for the RRBs under the One Security Format.

34. Under the Two Securities Format, the Trust will issue RRBs in aggregate principal amount equal to the aggregate principal amount of the SPE Debt Securities. The RRBs in turn will be sold to investors.

35. The RRBs will be in the form of pass-through certificates representing beneficial ownership interests in the SPE Debt Securities held by the Trust, and therefore effectively will be secured by the RRB Property and all of the other assets of the SPE. Each class of each series of RRBs will represent fractional undivided beneficial interests in a class of a series of SPE Debt Securities held by the Trust and the proceeds thereof and will have terms and characteristics that are substantially identical to the corresponding class of SPE Debt Securities. The RRBs will be secured by a statutory lien on the RRB Property as provided by the Securitization Acts. Under the Two Securities Format, the SPE or the Trust may enter into swap agreements or other hedging arrangements solely to permit the issuance of variable rate RRBs. In such case, the RRBs would also represent beneficial ownership interests in those agreements or arrangements. The cost of any such agreements or arrangements will be included in the weighted average all-in cost calculation referred to in paragraph 14 above.

36. Under the Two Securities format, the Trust will transfer the proceeds from the issuance of the RRBs, net of its transaction expenses, if any, to the SPE, as consideration for the SPE Debt Securities. The SPE will then transfer to the Utility, as consideration for the transfer of the RRB Property to the SPE, the balance of such RRB proceeds, net of any remaining transaction expenses.

                        D.  Statement Pursuant to Rule 54

37. Except in accordance with the Act, neither NU nor any subsidiary thereof
(a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

38. NU currently meets all of the conditions of Rule 53(a), except for clause
(1). At September 30, 2000, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $469.5 million, or approximately 74 % of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2000 ($638.8 million).
With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, HCAR No. 27148 (March 7, 2000) (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System. NU continues to assert that its EWG investment in NGC will not adversely affect the NU system.

39. In addition, NU and its subsidiaries are in compliance with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

     (i) NGC maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

    (ii) No employees of NU's public utility subsidiaries have rendered services to NGC.

   (iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries.

    (iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding.

     (v) NU's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods.

    (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

40. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of state commissions to protect such public-utility customers.

41. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG was as follows:

                                      As of June 30, 2000         %
                                      -------------------        ---
                                     (thousands of dollars)

     Common shareholders' equity           2,365,854             36.9
     Preferred stock                         277,700              4.3
     Long-term and short-term debt         3,768,353             58.8
                                           ---------            -----
                                           6,411,907            100.0
                                           =========            =====

42. The consolidated capitalization ratios of NU as of September 30, 2000, with consolidated debt including all short-term debt and non-recourse debt of the EWG was as follows:

                                   As of September 30, 2000       %
                                   ------------------------      ---
                                    (thousands of dollars)

     Common shareholders' equity           2,413,785             37.9
     Preferred stock                         277,700              4.3
     Long-term and short-term debt         3,683,667             57.8
                                           ---------            -----
                                           6,375,152            100.0
                                           =========            =====

43. NU's consolidated retained earnings have increased from $582 million as of December 31, 1999 to $691 million as of September 30, 2000. NU's interest in NGC (its only EWG or FUCO) has made a positive contribution to earnings in that time by contributing $15 million to NU's retained earnings with revenues of $75.5 million and net income of $15.7 million. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to NU's investments in EWGs and FUCOs has not had an adverse impact on NU's financial integrity.

                         II.  FEES, COMMISSIONS AND EXPENSES

44. The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Utilities are expected to be comprised primarily of fees for ordinary legal, accounting and investment banking services and are not expected to exceed the following amounts, assuming the RRBs are fully issued:

     CL&P           not to exceed $13 million
     PSNH           not to exceed $9 million
     WMECO          not to exceed $6 million

                        III.  APPLICABLE STATUTORY PROVISIONS

45. Sections 6(a), 7, 9(a), 10, 12(f), 12(g) and 13(b) of the Act and Rules 90 and 91 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act or Rules thereunder may be applicable to the proposed transactions, the Utilities request appropriate orders thereunder. As noted above, the use of proceeds from various restructuring transactions, including the issuance of the RRBs, was the subject of the Use of Proceeds Filing and the Use of Proceeds Order.

                             IV.  REGULATORY APPROVALS

46. WMECO is seeking approval for its proposed transaction from the MDTE, and CL&P and PSNH have obtained approval for their proposed transactions from the CDPUC and the NHPUC, respectively. PSNH also has obtained approval for its proposed transaction from the Maine Public Utilities Commission (the "MPUC"). The orders from the CDPUC, the NHPUC and the MPUC do not contain any conditions limiting the ability of CL&P or PSNH to consummate their proposed transactions in the manner described in this Application. Accordingly, the Utilities hereby respectfully request the issuance of an order by the Commission approving the proposed transactions for CL&P and PSNH and reserving jurisdiction over the proposed transaction for WMECO.

                                   V.  PROCEDURE

47. The Utilities hereby request that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. An amended and restated form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H 1. The Utilities respectfully request the Commission's approval to consummate, on or prior to August 31, 2005, all transactions described in this Application, whether under the sections of the Act and Rules thereunder enumerated in paragraph 45 above or otherwise. It is further requested that the Commission issue a single order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than December 21, 2000. Additionally, the Utilities (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

                         VI.  EXHIBITS AND FINANCIAL STATEMENTS

48. Exhibits. Each Utility undertakes to file all material financing documents relating to its RRB transaction with the certificate filed pursuant to Rule 24 under the Act after the consummation of such transaction. The following exhibits are filed with this Application (asterisked (*) items were filed with the original Application; double asterisked (**) items were filed with Amendment No. 1 to this Application; triple asterisked (***) items were filed with Amendment No. 2 to this Application; quadruple asterisked items (****) were filed with Amendment No. 3; and quintuple asterisked items (*****) were filed with Amendment No. 4).

            C 1 Registration Statement on Form S-3 for the CL&P RRBs (to be filed by further amendment)

            C 2 Registration Statement on Form S-3 for the WMECO RRBs (to be filed by further amendment)

            C 3 Registration Statement on Form S-3 for the PSNH RRBs (to be filed by further amendment)

         *D 1.1 Application of CL&P to the Connecticut Department of Public Utility Control for Approval of the Issuance of Rate Reduction Bonds and Related Transactions

     *****D 1.2  Financing Order of the Connecticut Department of Public
                 Utility Control

         *D 2.1 Petition of WMECO to the Massachusetts Department of Telecommunications and Energy for Approval of the Issuance of Electric Rate Reduction Bonds

          D 2.2 Financing Order of the Massachusetts Department of Telecommunications and Energy (to be filed by further amendment)

         *D 3.1 PSNH's Settlement Agreement (Exhibit 10.2, NU Form 10-Q for the Quarter ended June 30, 1999, File No. 1-5324)

     ***D 3.1.1  PSNH's Conformed Settlement Agreement

     ***D 3.1.2  PSNH's Motion to the New Hampshire Public Utilities Commission
                 for Findings of Fact and for Issuance of Finance Order

       *D 3.2.1  PSNH's Settlement Order

    ****D 3.2.2  Finance Order of the New Hampshire Public Utilities Commission

    ****D 3.2.3  Order of the New Hampshire Public Utilities Commission
                 Addressing the Conformed Settlement Agreement

    ****D 3.3.1  Application of PSNH to the Maine Public Utilities Commission
                 for the Approval of Reorganization

    ****D 3.3.2  Maine Public Utilities Commission Approval of Reorganization

           ***F  Opinion of Counsel

            **G  Financial Data Schedules

             *H  Proposed Form of Notice

         ***H 1  Amended and Restated Proposed Form of Notice

49. Financial Statements. The following financial statements are filed with this Application (double asterisked (**) items were filed with Amendment No. 1 to this Application).

     **1.  Northeast Utilities (consolidated)

           **1.1  Balance Sheet, per books and pro forma, as of March 31, 2000.

           **1.2 Statement of Income, per books and pro forma, for 12 months ended March 31, 2000 and capital structure, per books and pro forma, as of March 31, 2000.

     **2.  Northeast Utilities (parent company only)

           **2.1  Balance Sheet, per books and pro forma, as of March 31, 2000.

           **2.2 Statement of Income, per books and pro forma, for 12 months ended March 31, 2000 and capital structure, per books and pro forma, as of March 31, 2000.

     **3.  The Connecticut Light and Power Company

           **3.1  Balance Sheet, per books and pro forma, as of March 31, 2000.

           **3.2 Statement of Income, per books and pro forma, for 12 months ended March 31, 2000 and capital structure, per books and pro forma, as of March 31, 2000.

     **4.  Western Massachusetts Electric Company

           **4.1  Balance Sheet, per books and pro forma, as of March 31, 2000.

           **4.2 Statement of Income, per books and pro forma, for 12 months ended March 31, 2000 and capital structure, per books and pro forma, as of March 31, 2000.

     **5.  Public Service Company of New Hampshire

           **5.1  Balance Sheet, per books and pro forma, as of March 31, 2000.

           **5.2 Statement of Income, per books and pro forma, for 12 months ended March 31, 2000 and capital structure, per books and pro forma, as of March 31, 2000.

                    VII.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

50. (a) The financial transactions described herein do not involve a major Federal action significantly affecting the quality of the environment.

    (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transaction.



                                      SIGNATURES
                                      ----------


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

THE CONNECTICUT LIGHT AND POWER COMPANY

                                         By:  /s/ Randy A. Shoop
                                              ---------------------------------
                                                  Randy A. Shoop
                                                  Treasurer

WESTERN MASSACHUSETTS ELECTRIC COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

                                         By:  /s/ Randy A. Shoop
                                              ---------------------------------
                                                  Randy A. Shoop
                                                  Assistant Treasurer - Finance

Date:  December 21, 2000